

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 24, 2016

Ted W. Love, M.D.
President and Chief Executive Officer
Global Blood Therapeutics, Inc.
400 East Jamie Court, Suite 101
South San Francisco, California 94080

> **Re: Global Blood Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 14, 2016**
> **File No. 333-214088**

Dear Dr. Love:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Gershon at (202) 551-6598 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Mitchell S. Bloom, Esq. – Goodwin Procter LLP